James F. Fulton, Jr. (650) 843-5103 fultonjf@cooley.com	VIA EDGAR AND FACSIMILE

June 10, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Attn:	David L. Orlic

Katherine Wray

RE:	Veraz Networks, Inc.

Registration Statement on Form S-3

Filed December 22, 2009

File No. 333-163908

Ladies and Gentlemen:

On behalf of Veraz Networks, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3, File No. 333-163908 (the “Registration Statement”). We are sending a copy of this letter and the Amendment in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 22, 2009, and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Mr. David L. Orlic.

The Amendment is being filed in response to comments received from the Staff, by letter dated January 13, 2010, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

General

1.	We note that the Staff of the Division of Corporation Finance currently has an open review relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008, and related filings. We note further that your registration statement incorporates by reference your Form 10-K. Please be advised that we will not be in a position to accelerate effectiveness of your registration statement until all comments relating to the Staff’s open review of your periodic filings are resolved.

The Company respectfully acknowledges the Staff’s comment and notes the completion of the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2008, as indicated by letter from the Staff, dated February 12, 2010.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

June 10, 2010

Page Two

2.	We refer to the February 18, 2009 order of the Commission granting an extension of a previous grant of confidential treatment for information excluded from Exhibit 10.35 to your Form S-1 filed on October 20, 2006, as amended. Please advise whether Exhibit 10.35 remains material to the Company. If so, please file a complete, unredacted version of the agreement with your next Form 10-K. Alternatively, if you believe that continued confidential treatment is appropriate, we would consider an application to extend the period of the grant. See Staff Legal Bulletin No.1A.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is seeking continued confidential treatment for the agreement and is submitting an application to extend the period of grant concurrently with the filing of the Amendment. A copy of the confidential treatment application will be forwarded to the Staff in care of Mr. Orlic.

Selling Stockholders, page 21

3.	You indicate that Ashmore Investment Management Limited, as investment manager, maintains voting and/or investment power with respect to the shares of your common stock being offered for resale by the entities affiliated with ECI Telecom Ltd. Please also identify the individual or individuals who have or share voting and/or investment power with respect to the shares held by these entities. In addition, please identify each individual who shares with Mr. Levensohn the voting and/or investment power with respect to the shares held by the entities affiliated with Star Bay Partners. See Question 140.02 of our Compliance and Disclosure Interpretations on Regulation S-K and Exchange Act Rule 13d-3.

The Company respectfully acknowledges the Staff’s comment and has revised the Selling Stockholders disclosure on page 21 of the Amendment.

Please do not hesitate to contact me at (650) 843-5103 if you have any questions or would like any additional information regarding these responses.

Sincerely,

/s/ James F. Fulton, Jr.
James F. Fulton, Jr.

cc:	Eric C. Schlezinger, Veraz Networks, Inc.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM